Exhibit 99.1
Gravity Co., Ltd. NASDAQ: GRVY 2007 Q2 Earnings Release

Disclaimer These materials have been prepared by GRAVITY Co., Ltd. ("Gravity" or the "Company"), solely for use at the Company's the second quarter of 2007 earnings release conference call. No representations or warranties, express or implied, are made as to, and no reliance should be placed on, the accuracy, fairness or completeness of the information presented or contained in these materials. Neither the Company nor any of its affiliates, advisers or representatives accepts any responsibility whatsoever for any loss or damage arising from any information presented or contained in these materials. The presentations do not constitute an offer or invitation to purchase or subscribe for any shares or other securities of the Company and neither any part of the materials nor any information or statement contained therein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Certain statements or other disclosure content in these presentation materials may include, in addition to historical information, "forward- looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Agenda 01. Half Year to Half Year Results 02. Results Summary 03. Revenue Breakdown 04. Consolidated Cost Structure 05. Consolidated Balance Sheet

(In millions of KRW) 1H 2007 1H 2006 Change Revenues 19,921 21,435 (1,514) Expenses 23,835 24,827 (991) Operating income (loss) (3,914) (3,392)* (523) (In millions of KRW) 1H 2007 2H 2006 Change Revenues 19,921 19,529 392 Expenses 23,835 34,862 (4,465) Operating income (loss) (3,914) (8,772)** 4,857 Half Year to Half Year Results 1H 2007 Compared with 1H 2006 Reduced expenses: Advertising ?260M Depreciation ? 160M Outsourcing ? 210M 1H 2007 Compared with 2H 2006 Increased revenues: Due to successful introduction of the micro- transaction model in Japan ? 970M increase in revenues * KRW 3,392 million of operating losses in the first half of 2006 does not include temporary income such as i) proceeds from the former chairman due to fraud (4,947M); ii) gain on disposal of assets held for sale (1,081M); and iii) settlement fund regarding "Paper Man" (500M). Including foregoing income, Gravity recorded KRW 3,136 of operating income in the first half of 2006. ** KRW 8,772 million of operating loss in the second half of 2006 does not include non-current expenses such as i) litigation charges (4,648M); ii) impairment losses on intangible assets (1,238M); and iii) impairment losses on property, plant and equipment (675M). Including foregoing income, Gravity recorded KRW 15,333 of operating loss in the second half of 2006.

(In millions of KRW) 2Q 07 1Q 07 QoQ(%) 2Q 06 YoY (%) Revenues 9,408 10,513 -10.5% 11,294 -16.7% Cost of Revenues 4,283 3,964 8.0% 4,814 -11.0% Gross profit 5,125 6,549 -21.7% 6,480 -20.9% (%) 54.5% 62.3% 57.4% Operating expenses 7,976 7,612 4.8% 2,242 255.8% Operating losses (2,851) (1,063) 168.2% 4,238 -167.3% (%) -30.3% -10.1% 37.5% Other income 285 1,033 -72.4% 672 -57.6% Loss before income tax expense, minority interest and equity in losses of related joint venture (2,566) (30) 8,453.3% 4,910 -152.3% Income tax expenses 674 766 -12.0% 426 58.2% Minority interest 12 6 100% 0 100.0% Equity in loss of related joint venture 163 171 -4.7% 15 986.7% Net income (loss) (3,415) (973) 251.0% 4,469 -176.4% (%) -36.3% -9.3% 39.6% Results Summary Consolidated Sales & Profit

(In millions of KRW) 2Q 07 1Q 07 QoQ(%) 2Q 06 YoY (%) Salaries 1,537 1,558 -1.3% 1,670 -8.0% Severance benefits 122 110 10.9% 99 23.2% Employee benefits 138 127 8.7% 107 29.0% Rent 163 126 29.4% 122 33.6% Depreciation 452 543 -16.8% 623 -27.4% Transportation expenses 80 110 -27.3% 88 -9.1% Commission paid 885 486 82.1% 533 66.0% Outsourcing fee 156 108 44.4% 417 -62.6% Amortization on intangible assets 544 544 0.0% 586 -7.2% Stock option plan compensation 25 81 -69.1% 62 -59.7% Others 181 171 -5.8% 507 -64.3% Total cost of revenues 4,283 3,964 8.0% 4,814 -11.0% Consolidated Cost Structure Cost of Revenues

(In millions of KRW) 2Q 07 1Q 07 QoQ(%) 2Q 06 YoY (%) Salaries 2,034 1,822 11.6% 1,885 7.9% Severance benefits 172 149 15.4% 177 -2.8% Employee benefits 346 619 -44.1% 235 47.2% Transportation expenses 184 127 44.9% 268 -31.3% Taxes and dues 150 121 24.0% 234 -35.9% Depreciation 373 399 -6.5% 323 15.5% Rent 677 696 -2.7% 578 17.1% Commission paid 477 599 -20.4% 960 -50.3% Advertising expenses 1,145 239 379.1% 1,071 6.9% R&D expenses 2,232 2,580 -13.5% 2,679 -16.7% Stock option plan compensation 41 37 10.8% 54 -24.1% Gain on disposal of assets held for sale - - - (1,081) N/A Proceeds from the former chairman due to fraud - - - (4,947) N/A Others 145 224 -35.3% (194) N/A Total operating expenses 7,976 7,612 4.8% 2,242 255.8% Consolidated Cost Structure Operating expenses

(In millions of KRW) June 30, 2007 March 31, 2007 Change Assets 115,161 117,256 (2,095) Current assets 83,555 85,024 (1,469) Cash and cash equivalents 23,712 10,674 13,038 Short-term financial instruments 51,928 64,914 (12,986) Accounts receivable, net 4,262 5,045 (783) Other current assets 3,653 4,391 (738) Fixed assets 31,606 32,232 (626) Property and equipment, net 7,296 7,544 (248) Intangible assets 9,977 9,886 91 Investment 9,442 9,605 (163) Leasehold deposits 2,257 2,704 (447) Others 2,634 2,493 141 Liabilities 21,212 19,900 1,312 Current liabilities 11,916 10,132 1,783 Account payable 8,047 6,472 1,575 Deferred income 3,237 3,103 133 Others 632 557 75 Non-current liabilities 9,296 9,768 (471) Shareholders' equity 93,949 97,356 (3,407) Common stock 3,474 3,474 0 Capital surplus 74,872 74,818 54 Retained earnings 15,934 19,349 (3,414) Others (331) (285) (47) Total liabilities and shareholders' equity 115,161 117,256 (2,095) Consolidated Balance Sheet